March 9, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Craig Wilson
Brittany Ebbertt
Katherine Wray
Bernard Nolan

Re:	Pluralsight, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted February 2, 2018
CIK No. 0001725579

Ladies and Gentlemen:

On behalf of our client, Pluralsight, Inc. (“Pluralsight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 28, 2018, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on February 2, 2018 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on February 2, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on February 2, 2018), all page references herein correspond to Amendment No. 2.

References in this letter to the “Company” also include Pluralsight Holdings, LLC, as appropriate.

Securities and Exchange Commission

March 9, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2016 and September 30, 2017, page 90

1.	We note your revised disclosure in response to prior comment 13 that quantifies the overall increase in revenue from business customers. Please further revise to separately disclose the amount or percentage of the change in revenues attributable to sales to new business customers versus sales to existing business customers. Refer to Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the Company’s management does not actively track changes in revenue attributable to new business customers versus existing business customers. Accordingly the Company does not monitor or use such information to manage its operations. However, the Company advises the Staff that it has revised the disclosure on page 90 to add a discussion of dollar-based net retention rate for 2017 to address the Staff’s comment. The Company believes that dollar-based net retention rate provides investors with insight into the growth of deployments by business customers from 2016 to 2017.

In considering the Staff’s comment, the Company also considered the guidance contained in Section III.D of SEC Release No. 33-6835. The Company respectfully advises the Staff that it believes that the two primary drivers of growth in its revenue from 2016 to 2017 are appropriately explained through (i) the growth in the number of business customers, one of the Company’s key business metrics, and (ii) the dollar-based net retention rate, which illustrates growth in revenue from existing business customers from 2016 to 2017.

Business

Customers, page 121

2.	Your response to prior comment 18 advises that you do “not believe that users is the right metric” to evaluate your business period-over-period or over the longer-term because you are focused on the size of the contract rather than the number of users. Your disclosure, however, suggests that the number of users of a business account is the principal determinant of total contract value. Please clarify. Further, we continue to believe that a quantitative breakdown of business users by period may be important to an understanding of the extent to which you have reduced published pricing to expand deployments within your existing customer base and obtain new customers. Please revise or advise.

The Company respectfully advises the Staff that while its contracts may include per user pricing terms, the Company does not focus on maximizing the per user price in a given contract but instead focuses on maximizing the value of the contract and the lifetime value of the business customer by ensuring a successful deployment. The Company further respectfully advises the Staff that, as a software-as-a-service business, there is minimal incremental cost associated with supporting an additional business user, particularly in a larger deployment, which further underscores the Company’s focus on maximizing

Securities and Exchange Commission

March 9, 2018

contract value and the potential lifetime value of the customer instead of the per user price. As such, the Company manages its business based on the billings and revenue it derives from its business customers rather than the number of its business users, and believes that changes in billings and revenue from business customers are the appropriate measures for investors to use to understand the Company’s business. Additionally, given its “land-and-expand” strategy (through which the Company is focused on engaging new business customers and expanding deployments with them over time), the Company believes that its number of business customers instead of business users provides investors with a better indicator of the Company’s long-term revenue and billings growth potential.

The Company advises the Staff that it has revised the disclosure on pages 26 and 85 to further enhance its disclosure regarding its focus on adding business customers and growing deployments with business customers rather than maximizing revenue on a per business user basis.

3.	Your disclosure on page F-12 indicates that no customer accounted for more than 10% of total revenue for each period presented. We note, however, your revised disclosure in response to prior comment 17 states that there may be more than one business customer within a single organization. Please confirm that no organization with multiple unique accounts represented 10% or more of total revenue for each period presented, or advise. Refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company advises the Staff that no single organization, including those with which the Company has multiple unique accounts when taken together, accounted for 10% or more of the Company’s revenue for 2015, 2016, or 2017.

*****

Securities and Exchange Commission

March 9, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Aaron Skonnard, Pluralsight, Inc.
James Budge, Pluralsight, Inc.
Matthew Tenney, Pluralsight, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP